Exhibit 99.1

The9 Limited Held Extraordinary General Meeting on May 6, 2019

Shanghai China, May 6, 2019 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it held its extraordinary general meeting of shareholders at the BNY Mellon Office, Room No. 4, 25/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on May 6, 2019 at 2:00 p.m., Hong Kong time.

At its extraordinary general meeting of shareholders, The9 Limited’s shareholders passed the following resolutions:

1.	THAT the authorized share capital of the Company shall be increased to US$50,000,000 divided into (i) 4,300,000,000 Class A ordinary shares ("Class A Ordinary Shares"), (ii) 600,000,000 Class B ordinary shares ("Class B Ordinary Shares") and (iii) 100,000,000 shares of such class or classes as the board of directors of the Company may determine in accordance with the Amended M&AA (as defined below) by re-designation of existing authorized shares and creation of additional shares as forth in the Section 1 of the Notice of Extraordinary General Meeting dated April 8, 2019 (the “Notice”); and

2.	THAT each Class A Ordinary Share shall entitle the holder thereof to one vote per share, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes per share on all matters subject to vote at general meetings of the Company; and

3.	THAT the Company's Amended and Restated Memorandum of Association and Articles of Association shall be amended and restated by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association (the "Amended M&AA") in substantially the form as attached as Exhibit A to the Notice.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: https://www.corp.the9.com/en